

Mail Stop 3561

February 12, 2018

Chayut Ardwichai
President and Director
FundThatCompany
555/114 Moo 9
Sattahip District, Chonburi, 20180
Kingdom of Thailand

> **Re:  FundThatCompany**
> **Form 10-K for the Fiscal Year Ended September 30, 2017**
> **Filed January 12, 2018**
> **File No. 333-208350**

Dear Mr. Ardwichai:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond.  If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2017

Item 9A Controls and Procedures, page 11

1. Please revise to include a conclusion as to whether or not your internal control over financial reporting is effective as of the end of your most recent fiscal year, which is September 30, 2017.  You currently provide your conclusion as of September 30, 2016. Refer to Item 308(a) of Regulation S-K.

2. We note that you have included disclosure related to an evaluation of internal controls, but have not included disclosure related to an evaluation of disclosure controls and procedures, which is required on an annual and quarterly basis.  Please revise to disclose whether your disclosure controls and procedures are effective or not effective as required by Item 307 of Regulation S-K.

<u>Financial Statements, page F-1</u>

3. We note that your financial statements are presented without an audit opinion. Please tell us whether your financial statements were audited by an independent accountant. If so, please amend your filing to include the audit opinion to comply with Rule 2-02 and Rule 8-02 of Regulation S-X, and also provide revised certifications that are currently dated and refer to your Form 10-K/A. If your financial statements have not been audited you should amend your filing to clarify the unaudited status and to label all financial information accordingly. In this instance, you should also engage a PCAOB-registered auditor to audit your financial statements for all periods and once this has been completed you should amend your filing to include audited financial statements and the related audit opinion along with revised certifications.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Robert Babula, Staff Accountant at (202) 551-3339, or me at (202) 551-3737 with any questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products